                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to _____________

                         Commission File Number 1-12342


                     AirTouch Communications Retirement Plan
                          AirTouch Communications, Inc.
                              One California Street
                             San Francisco, CA 94111

                              Vodafone AirTouch Plc
                         The Courtyard, 2-4 London Road
                           Newbury, Berkshire RG141JX
                                     England

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE
INDEPENDENT AUDITORS' REPORTS                                                1-2

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of December 31,
    1999 and 1998                                                             3

  Statements of Changes in Net Assets Available for Benefits for the
    Years Ended December 31, 1999 and 1998                                    4

  Notes to Financial Statements                                              5-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999:

  Schedule of Assets Held for Investment Purposes                            10

INDEPENDENT AUDITORS' REPORT


To the Participants of the AirTouch
  Communications Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of AirTouch Communications Retirement Plan (the "Plan") as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP


San Francisco, California
July 7, 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the AirTouch Communications Retirement Plan and AirTouch Communications, Inc. as Administrator

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AirTouch Communications Retirement Plan (Plan) at December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the financial statements of the AirTouch Communications Retirement Plan for any period subsequent to December 31, 1998.



/s/ PricewaterhouseCoopers LLP

San Francisco, California
June 28, 1999

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                          1999            1998
ASSETS:
  Investments, at fair value:
    Vodafone AirTouch Plc Common Stock                  $390,086        $      -
    AirTouch communications, Inc. Common Stock                 -         179,516
    Europacific Growth Fund                               35,936          14,933
    Fidelity Contrafund                                  131,578         104,512
    Barclays Equity Index                                124,448         112,641
    Barclays US Money Market Fund                         22,240          19,711
    Vanguard Small Capitalization Fund                     4,421           1,728
    Fidelity Low Price Stock Fund                          5,048           3,543
    Barclays Daily US Debt Fund                           12,527          15,468
    Barclays LifePath 2000                                   608             373
    Barclays LifePath 2010                                 5,705           5,957
    Barclays LifePath 2020                                31,391          31,364
    Barclays LifePath 2030                                47,179          44,509
    Barclays LifePath 2040                                 8,762           5,668
    INVESCO Stable Value Fund                             23,756          17,608
    Short-term investments                                 7,458           3,126
    Participant loans                                     11,331          11,619
                                                        --------        --------

           Total investments                             862,474         572,276

  Contributions receivable                                 9,092           8,639
  Other                                                    1,146           1,857
                                                        --------        --------

           Total assets                                  872,712         582,772

LIABILITIES -
  Accrued expenses                                           878           1,884
                                                        --------        --------

NET ASSETS AVAILABLE FOR BENEFITS                       $871,834        $580,888
                                                        ========        ========


See notes to financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                            1999          1998
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
  ATTRIBUTABLE TO:
  Investment income:
    Interest and dividend income                          $     18      $  4,740
    Net appreciation in fair value of investments:
      Corporate common stock                               176,384        71,805
      Registered investment companies                       78,702        58,748
                                                          --------      --------

           Total                                           255,086       130,553
                                                          --------      --------

           Total investment income                         255,104       135,293
                                                          --------      --------

  Contributions:
    Employee                                                50,443        38,691
    Employer                                                58,102        45,130
                                                          --------      --------

           Total contributions                             108,545        83,821
                                                          --------      --------

           Total additions                                 363,649       219,114
                                                          --------      --------

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
  BENEFITS ATTRIBUTED TO:
  Distributions to participants                             72,703        31,967
  Forfeitures and other adjustments, net                                  10,626
                                                                        --------

           Total deductions                                 72,703        42,593
                                                          --------      --------

NET INCREASE BEFORE TRANSFERS                              290,946       176,521

TRANSFER FROM MERGED PLANS                                                48,966
                                                                        --------

NET INCREASE                                               290,946       225,487

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                        580,888       355,401
                                                          --------      --------

  End of year                                             $871,834      $580,888
                                                          ========      ========


See notes to financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


     1.   DESCRIPTION OF PLAN

     Effective April 1, 1994, AirTouch Communications, Inc. ("AirTouch" or the "Company") adopted the AirTouch Communications Retirement Plan ("AirTouch Plan" or "Plan"). The Plan is a defined contribution plan covering eligible employees of AirTouch and participating subsidiaries of AirTouch or its separate operating units participating in the Plan ("Participating Entities"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     In April 1998, AirTouch acquired the U.S. Cellular business of MediaOne Group, formerly US WEST Media Group ("NewVector"). Effective May 1, 1998, former NewVector employees became participants in the Plan. In May 1998, the US West Savings Plan transferred the account balances of former NewVector employees with a fair value of $49.0 million to the Plan.

     The following description of the Plan provides only general information and includes certain changes to the Plan effective January 1, 1999. Participants should refer to the Summary Plan Description and Prospectus for a more complete description of the Plan's provisions, including the income tax consequences of participation and restrictions on early withdrawals from the Plan.

     ELIGIBILITY - An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three consecutive months with at least 250 hours of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement that does not provide for Plan participation, (b) employed by an AirTouch company that does not participate, (c) leased employees or (d) nonresident aliens with no United States source income.

     SALARY DEFERRALS AND EMPLOYEE CONTRIBUTIONS - New employees (after they meet the service requirements) are automatically enrolled in the Plan at a 2% of pay before-tax contribution level unless they elect otherwise. The 2% before-tax deduction is invested in the LifePath 2030 Fund if the participant does not affirmatively elect another investment fund.

     A participant may elect to contribute to the Plan in the amount of any whole percentage (not to exceed 16% (and not to exceed 10% on an after-tax basis for participants who qualify as highly compensated employees)) of compensation. Contributions may be designated as before-tax deductions ("Salary Deferrals") or as after-tax deductions ("Employee Contributions"). Salary Deferrals were limited to $10,000 for 1999 and 1998. This maximum allowable before-tax limit is subject to annual revision for cost-of-living increases.

     PARTICIPATING ENTITY CONTRIBUTIONS - There are four types of participating Entity contributions:

     - Basic Contributions - Each participant may receive an allocation of basic contributions equal to a percentage between zero and 6% of compensation, depending on the rate selected by his or her Participating Entity.

     - Matching Contributions - Each participant receives matching contributions to 100% of his or her

          Salary Deferrals and Employee Contributions. For this purpose, monthly Salary Deferrals and Employee Contributions on behalf of each participant in excess of 6% of his or her compensation for such month are disregarded.

     - Variable Contributions - If a Participating Entity elects to make a variable contribution for a calendar year, each participant who was employed at the end of the calendar year or who has died, attained retirement status or incurred a disability during such year will receive a variable contribution equal to a percentage of compensation determined by the Compensation and Personnel Committee of the Board of Directors of AirTouch. "Retirement status" means attaining any age with 30 years of service, age 50 with 25 years of service, age 55 with 20 years of service, or age 65 with 10 years of service.

     - QNEC Contributions - Until December 31, 1998, Participating Entities may elect to make contributions for non-highly compensated participants in the form of qualified nonelective contributions ("QNEC") to meet Internal Revenue Code ("IRC") nondiscrimination requirements. The QNEC may be a percentage of the participant's compensation or a fixed dollar amount per eligible participant.

     INVESTMENT DIRECTIONS - Contributions are remitted to The Northern Trust Company, as Trustee, for investment under the Plan. A participant may direct the investment of his or her account balance, other than unvested matching contributions, in increments of one percent, in one or more of various investment funds. Matching contributions are invested entirely in the Vodafone AirTouch Plc Common Stock Fund. A participant may, on a daily basis, change investment directions as to future deductions and allocations of AirTouch contributions and may redirect the investment of his or her total account among the investment funds. Amounts may be transferred in one percent increments from a fund. No amounts may be transferred from the Vodafone AirTouch Plc Common Stock Fund until fully vested.

     The participant's interest in the investment funds is valued daily at the closing price of the funds on the New York Stock Exchange (Note 2).

     VESTING - Salary Deferrals, Employee Contributions, the first 4% of matching contributions (effective January 1, 1999) and QNECs are always fully vested.

     Basic contributions, matching contributions and variable contributions vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, or Plan termination.

     A participant receives credit for a year of service for each calendar year in which at least 1,000 hours of service are completed. Contributions which are not yet vested are forfeited when the participant terminates employment.

     PARTICIPANT LOANS - Participants who are active AirTouch employees may borrow against their account balance subject to the limitations and restrictions set forth in the Plan's prospectus and the IRC. All loans bear a fixed interest rate equal to the Prime Rate plus one percentage point. There are two types of loans available. General purpose loans must be repaid over a maximum 4 1/2 year term, and principal residence loans must be repaid over a maximum 10 year term. Payments of principal and interest are made by participants through payroll deductions, which may not exceed 25% of a participant's base pay per pay period. The loans are secured by the participant's account balance. The loans can be paid in full at any time without penalty. As of December 31, 1999 there were 2,103 such loans outstanding with maturity dates ranging from 1-10 years and interest rates ranging from 8.75% to 9.50%.

     IN-SERVICE WITHDRAWALS - The Plan provides for four types of participant withdrawals:

     - Employee Contributions Account and/or Rollover Account - Participants may withdraw all or part of their Employee Contributions account and/or rollover account for any reason. No basic contributions are allocated for six months following withdrawal.

     - Company Matching Contributions Account - Participants who are 100% vested may withdraw all or part of their matching contributions account (except for the portion of their matching contributions account attributable to the first 4% of matching contributions made on or after January 1, 1999, which may not be withdrawn until the participant attains age 59 1/2). No basic contributions are allocated for six months following withdrawal.

     - Age 59 1/2 Withdrawal - Participants may withdraw from their Salary Deferral account and their investment earnings after they reach age 59 1/2. This is permitted only after the participant has withdrawn the maximum from his or her Employee Contributions account, rollover account, and vested matching contributions account. No suspension of basic contributions applies.

     - Hardship Withdrawal - Participants with financial hardship may withdraw from their Salary Deferral account. Such withdrawals are permitted only after the participant has first taken a loan and has withdrawn the maximum from his or her Employee Contributions account, rollover account, and vested matching contributions account (except for the first 4% made on or after January 1, 1999). No basic contributions are allocated for six months following withdrawal.

     In addition, all withdrawals are made pro rata from the various investment funds. Other than withdrawals from the participant's Salary Deferral Account, a participant may not make more than two withdrawals in any calendar year. Withdrawals made before the age of 59 1/2 are subject to tax penalty.

     DISTRIBUTIONS UPON TERMINATION OF EMPLOYMENT - If a participant terminates employment after he or she is fully vested, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

     A participant or beneficiary may elect to receive the single sum distribution as of the 15th or last day of the month in which termination of employment or death occurs. If a participant's account balance exceeds $5,000, the participant or beneficiary may elect to receive the distribution on any later date but not later than April 1 following the calendar year the participant reaches the age of 70 1/2. A beneficiary may elect to receive the distribution on any later date but not later than five years after the participant's death. However, if the beneficiary is the participant's spouse, the beneficiary may elect to receive the distribution on the latest date that the participant could have elected to receive the distribution. If a participant's account balance does not exceed $5,000, the participant or his or her beneficiary will receive the distribution as of the close of the calendar month in which termination of employment or death occurs.

     FORMS OF DISTRIBUTION - A participant's vested account balance will be distributed in the form of a single lump sum in cash except that, if any portion of the account balance is invested in the Vodafone AirTouch Plc Common Stock Fund, the participant may elect to receive that portion in whole shares of Vodafone AirTouch Plc American Depository Shares ("ADS") and cash for any fractional ADS.

     If a participant ceases to be an employee before becoming 100% vested, the vested portion of his or her account balance is forfeited during the Plan year in which employment terminates. Forfeitures arising from Participating Entity contributions other than the variable contributions are applied in the following order:

     - To restore allocations for participants improperly excluded from such allocations;

     -    To restore forfeitures for reinstated employees; and

     -    To reduce future Participating Entity contributions.

     Forfeitures arising from the variable contribution are reallocated when the variable contribution is credited to participants' accounts. Effective January 1, 1999, forfeitures arising from the variable contributions are reallocated to reduce future basic and matching contributions.

     RESTORATION OF FORFEITED AMOUNTS - Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other forfeitures of former employees of the Participating Entity which reemployed the participant.

     ACCEPTANCE OF TAX-FREE ROLLOVERS - Eligible participants may rollover the taxable portion of an eligible rollover distribution from another tax-qualified plan or IRA by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

     PLAN EXPENSES - Expenses of the Plan are paid directly by the Participating Entity and the Plan's participants and, as such, are not reflected in the accounts of the Plan. However, brokerage fees, transfer taxes and other fees incident to the purchase and sales of securities held by the Plan are reflected in the accounts of the Plan.

2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accordingly, revenues are recognized when earned and expenses are recognized when incurred on an accrual basis.

     INVESTMENTS AND INVESTMENT INCOME - The fair value of investments is determined as follows:

     - Shares or equivalent shares in the Vodafone AirTouch Plc Common Stock Fund are valued based on the daily closing price as reported on the New York Stock Exchange composite tape.

     - For those investments which represent an ownership of units of investment funds held by an investment manager, the underlying investments are valued based on published sources where available or, if not available, from other sources considered reliable.

     - Short-term investments are valued by the Trustee at cost, which approximates market value.

     Purchases and sales of securities and units of investment funds are reflected as of the trade date.

     Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

     Realized gains or losses and the change in unrealized appreciation (depreciation) of the investments of the Plan are presented in the statement of changes in net assets available for benefits as net appreciation (depreciation) of investments.

     USE OF ESTIMATES - GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of increases in and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     NEW ACCOUNTING PRONOUNCEMENT - In 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. As a result, the Plan's financial statements do not include the by-fund disclosures.

     RECLASSIFICATIONS - Certain items in these financial statements have been reclassified to conform to the current period presentation.

3.   PLAN TERMINATION

     Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

4.   TAX-QUALIFIED STATUS

     AirTouch received a favorable determination letter on March 26, 1996 from the Internal Revenue Service as to the tax-qualified status of the Plan. The Plan has been amended since receiving the determination letter. AirTouch believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC and ERISA, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

                                     ******

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                          DESCRIPTION OF                CURRENT
                                                            INVESTMENT                   VALUE
INVESTMENTS AT FAIR VALUE:
  Corporate common stock:
    Vodafone AirTouch Plc Common Stock        Common Stock                                $390,086
  Registered investment companies:
    Europacific Growth Fund                   International Equity Fund                     35,936
    Fidelity Contrafund                       Growth Fund                                  131,578
    Barclays Equity Index                     Equity Fund                                  124,448
    Barclays US Money Market Fund             Short-term Fund                               22,240
    Vanguard Small Capitalization Fund        Small Cap Stock Fund                           4,421
    Fidelity Low Price Stock Fund             Low Priced Fund                                5,048
    Barclays Daily US Debt Fund               Bond Fund                                     12,527
    Barclays LifePath 2000                    Asset Allocation Fund                            608
    Barclays LifePath 2010                    Asset Allocation Fund                          5,705
    Barclays LifePath 2020                    Asset Allocation Fund                         31,391
    Barclays LifePath 2030                    Asset Allocation Fund                         47,179
    Barclays LifePath 2040                    Asset Allocation Fund                          8,762
    INVESCO Stable Value Fund                 Diversified Pooled Fund                       23,756
  Common collective trusts:
    The Northern Trust Company                Short-term Investment Fund                     7,458
  Loans to participants:
    Participant loans                         2,103 loans issued for terms of 1-10
                                                years bearing interest at 8.75%-9.5%
                                                during 1999                                 11,331
                                                                                          --------

TOTAL                                                                                     $862,474
                                                                                          ========

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        AirTouch Communications Retirement Plan

                                        By:  AirTouch Communications, Inc.
                                                (Plan Administrator)

                                        By:  /s/ Jack Lester
                                             -----------------------------------
                                                Chief Financial Officer


Date:  July 13, 2000

                                EXHIBIT INDEX


Exhibit No.                     Description
-----------                     -----------

   23.2                         Consent of PricewaterhouseCoopers LLP